

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 1, 2007

Thomas Peterffy
Chairman, Chief Executive Officer and President
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

Re: Interactive Brokers Group, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on April 30, 2007
File No. 333-138955

Dear Mr. Peterffy:

We have reviewed your filing and have the following comments. In the interest of time, we are providing you these comments today; however, please note that the accountants may have additional comments.

General

1.   Please revise your disclosure to clarify how the increase in proceeds from the initial offering amount will be used to acquire membership interests. Will you just raise the value of the interests or the number of interests?

Prospectus Summary, page 1

Use of Proceeds, page 9

2.   Since the amount of tax savings payable to insiders has increased significantly, please quantify the range of these potential payments to insiders in the paragraph following the table.

Recent Developments, page 11

3.   Please revise your disclosure of expected results for the first quarter of 2007 to include the comparable amounts from the first quarter of 2006. Please also provide additional discussion of the adverse impact of heavy options trading on your market making operations. Your disclosure should enable a reader to understand the nature and amount of the impact. Please also address whether heavy options trading normally occurs prior

to annual or quarterly corporate announcements and, if so, why the impact in the first quarter of 2007 differed from prior periods.

4. Please add a statement clarifying whether you anticipate any material or unusual adverse events, any material or unusual increases in liabilities, contingent or otherwise, material decreases in revenues or cash flows from operations, material increases in borrowings or failures to comply with applicable debt covenants, or any material impact upon our results of operations.

Compensation Discussion and Analysis, page 126

5. We note your response to comment 3 in our letter dated April 20, 2007. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your CD&A to discuss in more detail your executive officers' compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers. For example, and without limitation, we note the amounts listed for your CEO under Salary and the amounts listed for Milan Galik for bonus and all other compensation.

As appropriate, please amend your registration statement in response to these comments. You may contact Ernest Greene at (202) 551-3733 or Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Adam M. Fox, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112